UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A/A

Amendment No. 1

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

OCCAM NETWORKS, INC.

(Exact name of registrant as specified in its charter)

Delaware	77-0442752
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

77 Robin Hill Road, Santa Barbara, California 93117

(Address of principal executive offices) (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which Each class is to be registered
Common Stock, par value $0.001 per share	The NASDAQ Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.    ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.    ☐

Securities Act registration statement file number to which this form relates (if applicable):

Securities to be registered pursuant to Section 12(g) of the Act: None

Explanatory Note

This Amendment No. 1 (this “Amendment”) on Form 8-A of Occam Networks, Inc. (the “Registrant”) amends and restates the Registration Statement on Form 8-A of the Registrant previously filed with the Securities and Exchange Commission (the “Commission”) on October 6, 2006 (the “Prior 8-A”). On November 6, 2006, the Registrant filed the Amended and Restated Certificate of Incorporation attached as Exhibit 3.1 hereto with the Delaware Secretary of State (the “A&R Certificate”). The A&R Certificate became effective by its terms at 10:30 pm EST on November 7, 2006. This Amendment on Form 8-A is filed to reflect changes to the Description of the Registrant’s Capital Stock resulting from the filing of the A&R Certificate. References in this Amendment to “Occam,” “we,” “us,” or “our” refer to Occam Networks, Inc.

Item 1.	Description of Registrant’s Securities to be Registered

This section summarizes our authorized and outstanding securities and certain of the provisions of our amended and restated certificate of incorporation and our amended and restated bylaws.

Description of capital stock

Our authorized capital stock consists of 260 million shares, each with a par value of $0.001 per share, of which 250 million shares are designated as common stock, and 10 million shares are designated as preferred stock.

On November 6, 2006, all previously outstanding shares of Series A-2 preferred stock of Occam were automatically converted into shares of common stock pursuant to an action by written consent of the holders of Series A-2 shares. As of November 7, 2006, we had issued and outstanding approximately 19.6 million shares of common stock. In addition, as of November 7, 2006, we had outstanding options to acquire approximately 2.0 million shares of common stock and an outstanding warrant to acquire 12,500 shares of common stock.

Reverse Stock Split

On March 10, 2006, we effected a 1-for-40 reverse stock split of our outstanding common stock and began trading on a split-adjusted basis on Monday, March 13, 2006, under the new symbol OCNW. Proportional adjustments were made to the maximum number of shares issuable under, and other terms of, our stock plans, as well as to the number of shares issuable under, and the exercise price of, our outstanding options and warrants.

Common Stock

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of the stockholders. Holders of our common stock are entitled to receive ratably any dividends that may be declared by the board of directors out of legally available funds, subject to any preferential dividend rights of any outstanding preferred stock. Upon any liquidation, dissolution, or winding up of Occam, holders of our common stock are entitled to share ratably in all assets remaining available for distribution to stockholders after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock, if any.

Holders of our common stock have no preemptive, subscription, redemption or conversion rights. Our outstanding shares of common stock are fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock which we may designate and issue in the future without further stockholder approval.

Preferred Stock

Our board of directors is authorized without further stockholder approval to issue from time to time up to an aggregate of 10 million shares of preferred stock in one or more series and to fix or alter the designations, preferences, rights, qualifications, limitations or restrictions of the shares of each series, including the dividend rights, dividend rates, conversion rights, voting rights, term of redemption including sinking fund provisions, redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of such series without further vote or action by the stockholders.

The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of Occam without further action by the stockholders and may adversely affect the market price of and voting, economic and other rights of, holders of our common stock.

The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote is required to amend a corporation’s certificate or bylaws, unless a corporation’s certificate or bylaws, as the case may be, requires a greater percentage. Our amended and restated certificate of incorporation imposes a supermajority vote requirement of 66 2/3% in connection with the amendment of certain provisions of our amended and restated certificate of incorporation and our amended and restated bylaws, including those provisions relating to the stockholders’ ability to effect action by written consent, the ability of stockholders to call special meetings, and the ability of stockholders to bring business before an annual meeting or to nominate directors.

Registration Rights

We are parties to a fourth amended and restated investors’ rights agreement with certain holders of our common stock.

Resale registration statement obligation

As required by the investors’ rights agreement, as amended, we filed a registration statement with the Securities and Exchange Commission (SEC) covering the resale of certain shares of common stock issuable previously issued by us in private placement transactions, and certain outstanding warrants. This registration statement was declared effective by the SEC on February 1, 2006. We are required to use our commercially reasonable efforts to maintain the effectiveness of the registration statement for two years or until such time as all shares registered under the registration statement have been sold. If at the two year expiration date, any holder of registration rights is not able to sell all of its shares of Occam common stock within a 90 day period under Rule 144 promulgated by the SEC under the Securities Act of 1933, we will be required to take such actions as may be necessary, including filing a new registration statement, to extend the effectiveness of the resale registration statement and keep it effective until each holder of registration rights can sell all registered shares within a single 90-day period under Rule 144.

Before any stockholder may sell shares under the registration statement described above, it must provide our designated compliance officer with at least two business days prior written notice of any proposed sale, transfer, or other disposition of shares covered by the registration statement. We may then, by written notice delivered within two business days of our receipt of the selling stockholder’s notice, restrict any sale if we have reasonably determined that we would be required to disclose material non-public information that is not included in the registration statement. We may not restrict sales, transfers, or other dispositions of shares by selling stockholders under the registration statement for more than 20 consecutive trading days or 90 trading days in the aggregate during any 365-day period. We have obtained the consent of the investors to suspend the resale registration statement until February 2007.

Indemnification

Subject to certain conditions, we have agreed to indemnify holders of common stock entitled to the registration rights described above, and their affiliates, for liabilities resulting from misrepresentations, omissions, or misstatements made by us in any registration statement and for violations by us of the Securities Act of 1933 and the Securities Exchange Act of 1934. Each holder of registration rights under the investors’ rights agreement has also agreed to indemnify us for liabilities resulting from misrepresentations, omissions, or misstatements made in any registration statement based on our reliance on written information provided by such holder. Insofar as indemnification for liabilities arising under federal securities laws may be permitted to officers, directors, or persons controlling Occam, we have been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy and is unenforceable.

Expenses

We are required to bear all expenses of registration associated with registration statements subject to the investors’ rights agreement. Selling stockholders under the investors’ rights agreement are required to bear all other sales commissions and expenses.

Anti-Takeover Effects of Provisions of Delaware Law and our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws may make it more difficult to acquire control of Occam by various means. These provisions could deprive our stockholders of opportunities to realize a premium on the shares of common stock owned by them. In addition, these provisions may adversely affect the prevailing market price of our stock. These provisions are intended to:

•	enhance the likelihood of continuity and stability in the composition of the board and in the policies formulated by the board;

•	discourage certain types of transactions which may involve an actual or threatened change in control of Occam;

•	discourage certain tactics that may be used in proxy fights;

•	encourage persons seeking to acquire control of us to consult first with the board of directors to negotiate the terms of any proposed business combination or offer; and

•	reduce our vulnerability to an unsolicited proposal for a takeover that does not contemplate the acquisition of all of our outstanding shares or that is otherwise unfair to our stockholders.

Our amended and restated certificate of incorporation provides that stockholders may not take action by written consent but may only take action at duly called annual or special meetings of stockholders. The amended and restated certificate of incorporation further provides that special meetings of our stockholders may be called only by the chairman of the board of directors or a majority of the board of directors. This limitation on the right of stockholders to call a special meeting could make it more difficult for stockholders to initiate actions that are opposed by the board of directors. These actions could include the removal of an incumbent director or the election of a stockholder nominee as a director. They could also include the implementation of a rule requiring stockholder ratification of specific defensive strategies that have been adopted by the board of directors with respect to unsolicited takeover bids. In addition, the limited ability of the stockholders to call a special meeting of stockholders may make it more difficult to change the existing board and management.

Our amended and restated bylaws provide that stockholders seeking to bring business before a meeting of stockholders, or to nominate candidates for election as directors at a meeting of stockholders, must provide timely notice thereof in writing. To be timely, a stockholder’s notice must be delivered to or mailed and received at our principal executive offices not less than 120 days prior to the date of the annual meeting. The amended and restated bylaws also specify certain requirements as to the form and content of a stockholder’s notice. These provisions may preclude stockholders from bringing matters before a meeting of stockholders or from making nominations for directors at a meeting of stockholders.

Our authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of Occam by means of a proxy contest, tender offer, merger or otherwise.

The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote is required to amend a corporation’s certificate or bylaws, unless a corporation’s certificate or bylaws, as the case may be, requires a greater percentage. Our amended and restated certificate of incorporation imposes supermajority vote requirements in connection with the amendment of certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws, including those provisions relating to the stockholders’ ability to effect action by written consent, the ability of stockholders to call special meetings, and the ability of stockholders to bring business before an annual meeting or to nominate directors.

We are subject to the provisions of Section 203 of the Delaware General Corporation Law, as amended from time to time. Section 203 generally prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years from the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained such status with the approval of the board of directors or unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with his or its affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s voting stock. This statute could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts with respect to us and, accordingly, may discourage attempts to acquire us.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is U.S. Stock Transfer Corporation.

Item 2.	Exhibits

The following exhibits are filed herewith or incorporated by reference herein as indicated below:

3.1	Registrant’s Amended and Restated Certificate of Incorporation as filed with the Delaware Secretary of State on November 6, 2006.

3.2	Registrant’s Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 of the Registrant’s Quarterly Report on Form 10-Q filed on May 14, 2003).

4.1	Specimen common stock certificate of Registrant (incorporated by reference to the Exhibit with the same number on the Registrant’s Registration Statement on Form S-1 and all amendments, thereto (File No. 333-31732).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: November 7, 2006	OCCAM NETWORKS, INC.

	By:	/s/ Christopher B. Farrell
Christopher B. Farrell
Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
3.1	Registrant’s Amended and Restated Certificate of Incorporation as filed with the Delaware Secretary of State on November 6, 2006.

3.2	Registrant’s Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 of the Registrant’s Quarterly Report on Form 10-Q filed on May 14, 2003).

4.1	Specimen common stock certificate of Registrant (incorporated by reference to the Exhibit with the same number on the Registrant’s Registration Statement on Form S-1 and all amendments, thereto (File No. 333-31732).